[redacted]

SECU 11023546 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquette de Bary Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Madison Ave., Suite 1503
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Des Londe (212) 584-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	New Jersey	07039 - 1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED NOV 2 5 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 189

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Des Londe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Marquette De Bary Co., Inc. for the year ended September 30, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Des Londe
Title: President

Date: 11/21/11

Sworn to and subscribed before me
This 21st day of November, 2011

Notary Public

JOHN T. MELVIN
Notary Public, State of New Jersey
No. 2047796
Qualified in Union County
Commission Expires May 03, 2014

This report contains (check all applicable boxes):

Facing Page

(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MARQUETTE DE BARY CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2011

MARQUETTE DE BARY CO., INC

SEPTEMBER 30, 2011

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder's and Directors of
Marquette de Bary Co., Inc.
New York, New York 10169

We have audited the accompanying statement of financial condition of Marquette de Bary Co., Inc. at September 30, 2011, and the related statements of income, changes in stockholder's equity, statement of cash flows and statement of changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette de Bary Co., Inc. at September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

November 17, 2011

MARQUETTE DE BARY CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash	$	233,677
Securities owned		36,087
Secured demand notes		500,000
Commissions receivable		124,200
Accrued interest receivable		544
Furniture and fixtures, net		104,002
Prepaid expenses		10,866
Other assets		1,871
Total Assets	$	1,011,247

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Securities sold, not yet purchased	$	4,849
Due to clearing broker		31,237
Accounts payable and other accrued expenses		381,082
Total Current Liabilities		417,168
LONG-TERM LIABILITIES:		
Deferred taxes		42,000
COMMITMENTS AND CONTINGENCIES		
SUBORDINATED BORROWINGS		500,000
STOCKHOLDER'S EQUITY:		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		235,652
Accumulated deficit		(188,860)
		54,579
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholder's Equity		52,079
Total Liabilities and Stockholder's Equity	$	1,011,247

MARQUETTE DE BARY CO., INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2011

REVENUE:		
Trading profit	$	514,884
Commissions		1,533,493
Interest and ancillary charges		446,220
Administrative charges		564,410
Total Revenue		3,059,007
OPERATING EXPENSES		2,919,307
OTHER EXPENSE:		
Interest expense		(35,000)
INCOME BEFORE PROVISION FOR INCOME TAXES		104,700
PROVISION FOR INCOME TAXES		45,955
NET INCOME	$	58,745

The accompanying notes are an integral part of these financial statements.

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2011

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 148,559	990	$ 7,787	$ 315,687	$ (172,415)	$ (2,500)
Net income	58,745	-	-	-	58,745	-
Dividends	(75,190)	-	-	-	(75,190)	-
Return of capital	(80,035)	-	-	(80,035)	-	-
Balance, End of year	$ 52,079	990	$ 7,787	$ 235,652	$ (188,860)	$ (2,500)

MARQUETTE DE BARY CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income	$	58,745
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,582
Deferred taxes		42,000
Changes in operating assets and liabilities:		
Securities owned		(15,850)
Commission receivable		(35,994)
Accrued interest receivable		(262)
Prepaid expenses		(866)
Other assets		12,795
Due to clearing broker		10,269
Accounts payable and other accrued expenses		326,850
Securitas sold, not yet purchased		4,849
Net Cash Provided by Operating Activities		409,118
INVESTING ACTIVITIES:		
Purchase of furniture and fixtures		(110,584)
FINANCING ACTIVITIES:		
Dividends		(75,190)
Return of capital		(80,035)
Net Cash Used for Financing Activities		(155,225)
NET INCREASE IN CASH		143,309
CASH:		
Beginning of year		90,368
End of year	$	233,677

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:		
Income taxes	$	555
Interest	$	32,083

MARQUETTE DE BARY CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED SEPTEMBER 30, 2011

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		-
Decrease - Payment of subordinated notes		-
Subordinated borrowings - End of year	$	500,000

NOTE 1 - ORGANIZATION:

Organization:
Marquette de Bary Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company commenced regular brokerage activity in August 2010 when the Company hired brokers.

The Company, effective November 9 2010, completed an equity transaction whereby the Company has sold 100% of its' outstanding shares of stock to an unaffiliated third party.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include payroll, commissions and payroll benefits. Actual results could differ from those estimates.

Securities Owned:
Marketable securities owned consist primarily of New York, New Jersey and Puerto Rico municipal bonds. Remaining marketable securities consist of Corporate stocks and Obligations of the U.S. Government. Securities owned are recorded on the balance sheet at fair value where municipal bonds are classified as level 2 investments and stocks and obligations of U.S. Government are classified as level 1 investments.

Secured Demand Notes:
Non-marketable securities owned, which consist primarily of notes secured by investments in pledged assets. The borrowings are covered by agreements approved by the Financial Industry Regulatory Authority.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Commissions Receivable:
The Company's commissions receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Maintenance and repairs are charged to the expense when the expense is incurred.

Securities Sold, Not Yet Purchased:
Marketable securities sold, but not yet purchased consist of securities at market value that the Company has sold, but has not yet purchased.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method.

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting for Uncertain Tax Positions:
The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2011, no significant income tax uncertainties have been included in the Company balance sheet. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of operations. No interest and penalties are present for periods open. Tax returns for the years 2008, 2009, 2010 and forward are subject to audit by federal and state jurisdictions.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2011, through November 17, 2011, the date when the financial statements were available to be issued. The company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - SECURITIES OWNED:

At September 30, 2011, marketable securities owned and held in the principal trading account of the Company consist of the following:

Corporate Stocks	$ 4,160
Obligations of U.S. Government	4,992
State and Municipal Obligations	26,935
	$ 36,087

At September 30, 2011, the Company's state and municipal bonds owned consisted of the following geographic concentrations:

New York	38%
New Jersey	43%
Puerto Rico	19%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2011

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
Corporate Stocks	$ 4,160	$ -	$ -	$ -	$ 4,160
Obligations of U.S. Government	4,992	-	-	-	4,992
State and Municipal Obligations	-	26,935	-	-	26,935
	$ 9,152	$ 26,935	$ -	$ -	$ 36,087

NOTE 5 - FIXED ASSETS:

At September 30, 2011, fixed assets are comprised as follows:

	Estimated Useful Life	2011
Furniture and fixtures	7	$ 110,584
Less: Accumulated depreciation		(6,582)
Fixed Assets, Net		$ 104,002

NOTE 6 - SECURITIES SOLD, NOT YET PURCHASED:

At September 30, 2011, positions in marketable securities sold, not yet purchased, which are held in the principal trading account of the Company, consisted of corporate stocks in the amount of $4,849. The Company has evaluated the securities sold, not yet purchased to be Level 1 investments.

NOTE 7 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with First Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2011, the amount due to the Clearing Broker was $31,237. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $304,170 for the year ended September 30, 2011.

NOTE 8 - PROVISION FOR INCOME TAXES:

At September 30, 2011 the components of the provision for income taxes were:

Current Provisions:	
Federal	$ -
State	1,700
City	1,700
Other	555
Total	$ $3,955

Deferred Tax Expense:	
Federal	$ 27,000
State/City	15,000
Total	$ 42,000

At September 30, 2011 the deferred tax liability are comprised of the following:

	Federal	State/City	Total
Benefit from net operating loss	$ 9,000	$ 1,000	$ 10,000
Depreciation	(36,000)	(16,000)	(52,000)
Total	$ (27,000)	$ (15,000)	$ (42,000)

The Company has a net operating loss carry forward in the amount of approximately $311,806 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $445,251 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A valuation allowance has been recorded in the amount of $251,806 due to the limitation of usage as result of change in ownership.

NOTE 9 - COMMITMENTS:

The Company leases office space with monthly payments of $7,000 until September 1, 2013.

At September 30, 2011, future minimum annual lease payments were as follows:

Year	
2012	$ 84,000
2013	84,000
	$ 168,000

Total rent expense under the operating lease amounted to $84,000. The Company has a month-to-month agreement for equipment rental and there are no future commitments. The total equipment rental expense amounted to $17,257 for the year ended September 30, 2011.

NOTE 10 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2011 are listed as follows:

Secured demand note collateral agreements, 7% percent, $500,000 due August 2013. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $561,169. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets up to an amount that exceeds the $500,000, or lower the amount of the face value of the notes.

Interest accrued on the loans at September 30, 2011, is $8,750 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2011.

NOTE 11 - PENSION EXPENSE

The Company participates in the Simple IRA Plan. All Employees are eligible to participate upon the later of the Plan's effective date or the employee's date of hire. The maximum amount of contributions is limited to the lesser of the percentage of employee compensation indicated in the Deferral Form or the applicable annual dollar limitation described in the adoption agreement.

The matching contribution is contributed to each eligible participant in accordance with the non-discriminatory formula determined by the employer. For the year ended September 30, 2011, the Company contributed $23,400 to the Plan.

NOTE 12 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2011 the Company had net capital of $432,235, which was $332,235 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2011, the Company was in compliance with all minimum net capital requirements.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder and Directors of
Marquette De Bary Co., Inc
New York, New York

We have audited the accompanying financial statements of Marquette de Bary Co., Inc. as of September 30, 2011, and have issued our report thereon dated November 17, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 16 - 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

November 17, 2011

MARQUETTE DE BARY CO., INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED SEPTEMBER 30, 2011

OPERATING EXPENSES:	
Compensation	$ 1,717,739
Subcontractors	334,570
Clearing charges	304,170
Insurance expense	119,271
Office rent and equipment rental	101,257
Payroll taxes and benefits	94,983
Professional fees	70,184
Travel and auto expenses	38,310
Exchange fees	33,350
Registration	32,132
Office expense	25,628
Pension expense	23,400
Communications	8,638
Depreciation	6,582
Regulatory fees and assessments	5,935
Repairs and maintenance	3,158
Total Operating Expenses	$ 2,919,307

MARQUETTE DE BARY CO., INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2011

NET CAPITAL:		
Total stockholder's equity qualified for net capital	$	52,079
Additions:		
Liabilities allowable in computation of net capital		500,000
Total capital and allowable subordinated liabilities		552,079
Deductions and charges:		
Non-allowable assets		(116,739)
Net Capital Before Haircuts on Securities Position		435,340
Haircuts on securities:		
Exempted securities		1,860
Other securities		1,245
Total Haircuts on Securities Positions		3,105
NET CAPITAL	$	432,235
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable and other accrued expenses	$	381,082
TOTAL AGGREGATE INDEBTEDNESS	$	381,082
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	100,000
Excess net capital	$	332,235
Excess net capital at 120%	$	312,235
Ratio: aggregate indebtedness to net capital		0.9 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of September 30, 2011:		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA		432,236
NET CAPITAL PER ABOVE	$	**432,235**

MARQUETTE DE BARY CO., INC.
SUPPLEMENTAL SCHEDULE FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF SEPTEMBER 30, 2011

Marquette de Bary Co., Inc. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer on a fully disclosed basis.

MARQUETTE DE BARY CO., INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

SEPTEMBER 30, 2011

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Directors of
Marquette de Bary Co., Inc.
New York, New York 10169

In planning and performing our audit of the financial statements and supplementary information of Marquette de Bary Co., Inc. (the "Company") for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications; and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the Untied States of America, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

November 17, 2011

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and Directors of
Marquette de Bary Co., Inc.
New York, New York 10169

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Marquette de Bary Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and, solely to assist you and the other specified parties in evaluating Marquette de Bary Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Marquette de Bary Co., Inc.'s management is responsible for Marquette de Bary Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

November 17, 2011